November 17, 2017

John Cash

Accounting Branch Chief

Office of Manufacturing and

Construction

Securities and Exchange Commission

RE:	Results-Based Outsourcing, Inc.
Form 10-K for the Year Ended December 31, 2016 Filed April 13, 2017 File No. 333-209836

In response to your letter dated November 16, 2017, the following responses, corresponding sequentially to the paragraphs in your letter, are hereby submitted on behalf of Results-Based Outsourcing, Inc. (the “Company”).

For your convenience, we have reproduced below the comments contained in the Staff’s November 16, 2017 letter in italicized text immediately before our response.

Form 10-K for the Year Ended December 31, 2016

Controls and Procedures, page 12

Management’s Report on Internal Control Over Financial Reporting, page 12

1.	Please revise your future filings to include a conclusion as to whether or not your internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

Response: In accordance with your request, the Company will revise our future filings to include a conclusion include a conclusion as to whether or not our internal control over financial reporting is effective.

2.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: In accordance with your request, the Company will revise our future filings clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing our assessment of internal control over financial reporting.

Sincerely,

/s/ Flemming J. H. Hansen

Flemming J.H. Hansen,

Chief Executive Officer

Results-Based Outsourcing Inc.

Result-Based Outsourcing Inc – www.rboutsourcing.com - info@rboutsourcing.com 2490 Blackrock Turnpike 344, Fairfield CT 06825 – 203.635.7600